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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                             HAWAIIAN AIRLINES, INC.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    419849104
                      (CUSIP Number of Class of Securities)

                              CHRISTINE R. DEISTER
                            EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                             HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700

                                 WITH A COPY TO:
                                JUDITH R. THOYER
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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         Hawaiian Airlines, Inc., a Hawaii corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 2002, as amended by Amendment No. 1 to the Schedule TO filed with the Commission on June 10, 2002 (the "Schedule TO"), in connection with the offer by the Company to purchase up to 5,880,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), at a purchase price of $4.25 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 31, 2002 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

ITEM 4.           TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to this Item, is hereby amended and supplemented as follows:

         1. The first sentence under "Section 4. Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby deleted and the following sentence is substituted therefor:

         "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, up to 5,880,000 shares validly tendered prior to the expiration date and not properly withdrawn, promptly after the expiration date."

         2. "Section 5. Certain Conditions to the Offer" of the Offer to Purchase is hereby deleted in its entirety and the following is substituted therefor:

         "Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) our right to extend, amend or terminate the Offer as set forth in "Section 15. Extension of the Offer; Termination; Amendments," we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Securities Exchange Act, if, at any time on or after May 31, 2002 and before the expiration of the Offer, any of the following events has occurred (or have been determined by us to have occurred):

         o any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign is threatened in writing or pending:

                  o challenging our acquisition of any shares, seeking to restrain or prohibit our making or consummating by the Offer or otherwise relating to the Offer; or

                  o which otherwise is reasonably likely to have a material adverse effect on us;

         o any statute, rule, regulation, legislation, judgment, order or injunction is threatened in writing, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval is withheld with respect to, us or


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                  otherwise relates in any manner to the Offer, in each case, by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign that is reasonably likely to result in any of the consequences referred to in the first bullet above;

         o        any of the following events has occurred:

                  o any general suspension of trading in, or limitation on prices for, securities on the AMEX or the PCX for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions);

                  o any suspension of, or material limitation on, the markets for U.S. currency exchange rates;

                  o a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

                  o any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by U.S. banks or other U.S. lending institutions;

                  o a commencement or escalation of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States;

                  o any significant decrease in the market price of the shares;

                  o any decline in either the Dow Jones Industrial Average, the AMEX Composite Index or the S&P 500 Composite Index by an amount in excess of 15% measured from the close of business on May 31, 2002; or

                  o in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

         o any tender or exchange offer with respect to the shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us, has been proposed, announced or made by any person or entity;

         o any change has occurred in, or any adverse development has arisen concerning, our business, condition (financial or otherwise), income, operations or prospects, in any case (individually or in the aggregate) which is reasonably likely to have a materially adverse effect on us or affect the anticipated benefits to us of acquiring shares pursuant to the Offer;

         o (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Securities Exchange Act) has acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than a person, entity or group which had publicly disclosed such ownership in a
                  Schedule 13D or 13G (or an amendment thereto) on file with the SEC prior to May 31, 2002); (ii) any new group has been formed that beneficially owns more than 5% of


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                  the outstanding shares; or (iii) any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

         o there is a reasonable likelihood that the purchase of shares pursuant to the Offer will cause either (i) the shares to be held of record by fewer than 400 persons or (ii) the shares not continuing to be eligible to be listed on the AMEX or the PCX.

         The foregoing conditions are for our sole benefit and we may, in our exclusive judgment, assert or waive any of these conditions, other than those subject to applicable law, in whole or in part at any time and from time to time prior to the expiration of the Offer. Our failure at any time prior to the expiration of the Offer to exercise any of the foregoing rights will not be deemed a waiver of any of these rights, the waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each of these rights, other than those subject to applicable law, will be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

         3. The fifth bullet point in the third paragraph on the third page of the Letter of Transmittal is hereby amended and supplemented by deleting the phrase "has read and".

ITEMS 1 THROUGH 11.

         Items 1 through 11 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to these Items, are hereby amended and supplemented by deleting in its entirety the fifth bullet point under the heading "Documents Incorporated by Reference" under "Section 10. Certain Information Concerning Hawaiian" of the Offer to Purchase.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2002


                                   HAWAIIAN AIRLINES, INC.


                                   By:  /s/ Christine R. Deister
                                        ---------------------------------------
                                        Name:   Christine R. Deister
                                        Title:  Executive Vice President
                                                and Chief Financial Officer





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                                  EXHIBIT INDEX
EXHIBIT
NUMBER            DESCRIPTION
-------------     -------------------------------------------------------------

(a)(1)(A)         Offer to Purchase, dated May 31, 2002.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release, dated May 30, 2002 (incorporated by reference to the Schedule TO-C filed by Hawaiian Airlines, Inc. with the Securities and Exchange Commission on May 31, 2002).*

(a)(1)(H)         Form of Letter to Shareholders, dated May 31, 2002.*

(a)(1)(I) Notice to Participants in the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.*

(a)(1)(J) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.*

(a)(1)(K) Notice to Participants in the Hawaiian Airlines, Inc. Pilots' 401(k) Plan.*

(a)(1)(L) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. Pilots' 401(k) Plan.*

(a)(1)(M) Notice to Participants in the Hawaiian Airlines, Inc. 401(k) Savings Plan.*

(a)(1)(N) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Savings Plan.*

(b)               Not applicable.

(d)(1)(A) Registration Rights Agreement, dated as of January 31, 1996, by and among Hawaiian Airlines, Inc. and Airline Investors Partnership, L.P.*

(d)(1)(B) Stockholders Agreement, dated as of June 1996, by and among Airline Investors Partnership, L.P., the Air Line Pilots Association, Hawaiian Master Executive Council, the Association of Flight Attendants and the International Association of Machinists.*

(d)(1)(C) Stock Allocation Agreement, dated as of May 2001, between Hawaiian Airlines, Inc. and the Air Line Pilots in the service of Hawaiian Airlines, Inc., as represented by the Air Line Pilots Association, International.*

(g)               Not applicable.

(h)               Not applicable.

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*        Previously filed.